SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Advanced Medical Optics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

00763M108

(CUSIP Number)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 00763M108

1	Names of Reporting Persons Abbott Laboratories

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,450,300 shares

	8	Shared Voting Power 9,644,006 shares (1)

	9	Sole Dispositive Power 2,450,300 shares

	10	Shared Dispositive Power 9,644,006 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,094,306 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.4% (2)

14	Type of Reporting Person (See Instructions) CO

(1)

Comprised of 9,644,006 shares of common stock, par value $0.01 per share (the “AMO Common Stock”), and associated preferred stock purchase rights (together with the AMO Common Stock, the “AMO Shares”) of Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), owned by certain AMO stockholders, which may be deemed to be beneficially owned by Abbott Laboratories pursuant to the Support Agreements described in Item 4 below.

(2)

The calculation of this percentage is based on 62,372,123 total AMO Shares, which includes the 61,673,373 AMO Shares outstanding as of January 5, 2009, as represented by AMO in the Merger Agreement (as defined below), and the 698,750 exercisable stock options subject to the Support Agreements.

CUSIP No. 00763M108

1	Names of Reporting Persons Rainforest Acquisition Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 9,644,006 shares (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 9,644,006 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,644,006 shares

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.5% (2)

14	Type of Reporting Person (See Instructions) CO

(1)

Comprised of 9,644,006 AMO Shares owned by certain AMO stockholders, which may be deemed to be beneficially owned by Rainforest Acquisition Inc. pursuant to the Support Agreements described in Item 4 below.

(2)

The calculation of this percentage is based on 62,372,123 total AMO Shares, which includes the 61,673,373 AMO Shares outstanding as of January 5, 2009, as represented by AMO in the Merger Agreement (as defined below), and the 698,750 exercisable stock options subject to the Support Agreements.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “AMO Common Stock”), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), and Mellon Investor Services, LLC (together with the AMO Common Stock, the “AMO Shares”), of AMO, whose principal executive offices are located at 1700 E. St. Andrew Place, Santa Ana, California 92705.

Item 2.	Identity and Background

(a) — (c) and (f)  The persons filing this Schedule 13D are Abbott Laboratories (“Abbott”) and Rainforest Acquisition Inc. (the “Purchaser”).  Abbott is an Illinois corporation with its principal offices located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400.  The telephone number of Abbott is (847) 937-6100.  Abbott’s principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products.  The Purchaser’s principal executive offices are located at 100 Abbott Park Road, Abbott Park, Illinois 60064. The Purchaser is a newly formed Delaware corporation and a wholly owned subsidiary of Abbott. The Purchaser was formed for the purpose of making the Offer (as defined below) and has not conducted, and does not expect to conduct, any business other than in connection with the Offer and the Merger (as defined below).  The telephone number of the Purchaser is (847) 937-6100.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of Abbott and the Purchaser are set forth in Annex I hereto and incorporated herein by reference.

(d) — (e)  During the last five years, none of Abbott or the Purchaser or, to the knowledge of Abbott or the Purchaser, any of the persons listed on Annex I attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in response to Item 4, certain AMO Shares to which this Schedule 13D relates have not been purchased by Abbott or the Purchaser.  As an inducement to Abbott’s and the Purchaser’s entering into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of AMO (collectively, the “Principal Stockholders”) entered into Tender and Support Agreements, dated as of January 11, 2009 (collectively, the “Support Agreements”), whereby, among other things, each Principal Stockholder agreed to validly tender all of the AMO Common Stock beneficially owned by such Principal Stockholder no later than five business days prior to the expiration of the Offer and vote all of the AMO Common Stock beneficially owned by such Principal Stockholder in favor of the merger of the Purchaser with and into AMO (the “Merger”).  None of Abbott or the Purchaser, or to the knowledge of Abbott or the Purchaser, any of the persons listed on Annex I attached hereto paid additional consideration to the Principal Stockholders in connection with the execution and delivery of the Support Agreements.  For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference.

Pursuant to the Merger Agreement, Abbott, through the Purchaser, will commence an offer to purchase (the “Offer”) all of the outstanding AMO Shares at a purchase price of $22 per share in cash (the “Offer Price”).  If the Offer is successful, Abbott intends to effect the Merger as promptly as practicable.  The Purchaser estimates that the total amount of funds required to purchase all of the outstanding AMO Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $2.9 billion.  Abbott has available the necessary funds from cash on hand and working capital to complete the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to complete the Offer and the Merger.  Other than as described herein, none of Abbott or the Purchaser or, to the knowledge of Abbott or the Purchaser, any of the persons listed on Annex I attached hereto, will pay any additional consideration or use funds from any other source to purchase the AMO Shares in the Offer.

References to, and descriptions of, the Merger Agreement and the Support Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreements, respectively, copies of which are filed as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D and which are incorporated by reference in this Item 3 in their entirety.

Item 4.	Purpose of Transaction

Abbott and the Principal Stockholders entered into the Support Agreements as an inducement to Abbott’s and the Purchaser’s willingness to enter into the Agreement and Plan of Merger, dated as of January 11, 2009, by and among Abbott, the Purchaser and AMO (the “Merger Agreement”).  The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser. The purpose of the Offer is to acquire control of, and the entire equity interest in, AMO.

The Offer is conditioned upon, among other things, (1) the satisfaction of the Minimum Condition (as described below) and (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the issuance of a merger control clearance pursuant to Council Regulation (EC) No. 139/2004 of the Council of the European Union. The term “Minimum Condition” is defined in the Merger Agreement and generally requires that the number of AMO Shares validly tendered and not withdrawn prior to the expiration of the Offer, together with the number of AMO Shares then owned by Abbott or the Purchaser, represents at least a majority of all outstanding voting securities of AMO (determined on a fully diluted basis). The Offer is also subject to other conditions, as set forth in Annex I to the Merger Agreement.  The Offer is not conditioned upon Abbott or the Purchaser obtaining any financing.

The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into AMO.  Following the Merger, the separate corporate existence of the Purchaser will cease and AMO will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Abbott.  Pursuant to the Merger Agreement, at the Effective Time, each AMO Share issued and outstanding immediately prior to the Effective Time (other than AMO Shares owned by Abbott, the Purchaser or AMO or any of their respective subsidiaries, and AMO Shares held by dissenting stockholders who properly exercise appraisal rights), will be converted into the right to receive $22 in cash.

The Merger Agreement further provides that, at the Effective Time, AMO’s Amended and Restated Certificate of Incorporation, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as of the Effective Time to read as the certificate of incorporation of the Purchaser in effect immediately prior to the Effective Time, and the bylaws of the Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation.  The Merger Agreement also provides that, from and after the Effective Time, the officers of AMO will be the officers of the Surviving Corporation and the director of the Purchaser will be the director of the Surviving Corporation.

Abbott anticipates that, if the Merger is completed in accordance with the Merger Agreement, AMO will become a wholly owned subsidiary of Abbott, that Abbott will seek to cause the AMO Shares to be removed from listing on the New York Stock Exchange and that the AMO Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.  Abbott intends to seek to cause AMO to terminate the registration of the AMO Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Concurrently with the execution of the Merger Agreement, Abbott and the Principal Stockholders entered into the Support Agreements.  The Principal Stockholders are (1) ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P. and G. Mason Morfit (collectively, “ValueAct”), and (2) James V. Mazzo, AMO’s Chairman and Chief Executive Officer. As set forth in the Support Agreements, the Principal Stockholders are the beneficial owners of an aggregate of 9,644,006 AMO Shares representing approximately 15.5% of the outstanding AMO Shares on the date of the Merger Agreement (based on 62,372,123 total AMO Shares, which includes the 61,673,373 AMO Shares outstanding as of January 5, 2009, as represented by AMO in the Merger Agreement, and the 698,750 exercisable stock options subject to the Support Agreements). Pursuant to the Support Agreements, each Principal Stockholder agreed to validly tender all of the AMO Common Stock beneficially owned by such Principal Stockholder no later than five business days prior to the expiration of the Offer and vote all of the AMO Common Stock beneficially owned by such Principal Stockholder in favor of the Merger.

The term of each Support Agreement (the “Term”) commences on January 11, 2009 and terminates on the earliest of (a) the mutual written consent of the parties to the Support Agreement, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms, and (d) the amendment of the Offer or the Merger Agreement to provide for a reduction in the Offer Price or a change in the form of consideration to be paid in the Offer.

Other than as described in this Item 4, Abbott and the Purchaser and, to the knowledge of Abbott or the Purchaser, the persons listed on Annex I attached hereto have no plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Abbott and the Purchaser reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Support Agreements).

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of, the Merger Agreement and the Support Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreements, respectively, copies of which are filed as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety.

Item 5.	Interest in Securities of the Issuer

(a) — (b)  For the purpose of Rule 13d-3 under the Exchange Act, Abbott and the Purchaser, by reason of the execution and delivery of the Support Agreements, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) 9,644,006 AMO Shares, representing approximately 15.5% of the issued and outstanding AMO Shares. With respect to the voting of the AMO Shares, Abbott (or its designee) has the power to vote or cause the vote of the AMO Shares in accordance with the terms of the Support Agreements.  In addition to the AMO Shares subject to the Support Agreements, Abbott is the beneficial owner of, and has sole voting power and dispositive power with respect to, an additional 2,450,300 AMO Shares, representing approximately 3.9% of the issued and outstanding AMO Shares.  As a result, Abbott may be deemed to be the beneficial owner of an aggregate of 12,094,306 AMO Shares, representing approximately 19.4% of the issued and outstanding AMO Shares.

Except as set forth in this Item 5, none of Abbott or the Purchaser, or to the knowledge of Abbott or the Purchaser, any person identified in Annex I hereto, beneficially owns or has the power to vote or cause the vote of any AMO Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Abbott or the Purchaser is the beneficial owner of the AMO Shares subject to the Support Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except for the execution and delivery of the Support Agreements and the Merger Agreement, no transactions in AMO Shares were effected by Abbott or the Purchaser or, to the knowledge of Abbott or the Purchaser, any person identified in Annex I hereto, during the 60 days prior to the date hereof.

(d) — (e)  Not applicable.

References to, and descriptions of, the Merger Agreement and the Support Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreements, respectively, copies of which are filed as Exhibit 1 and Exhibits 2 and 3, respectively, to this Schedule 13D and which are incorporated by reference in this Item 5 in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.  Except as otherwise described in this Schedule 13D, to the knowledge of

Abbott or the Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of AMO.

Item 7.	Material to be Filed as Exhibits

1.

Agreement and Plan of Merger, dated as of January 11, 2009, by and among Abbott, the Purchaser and AMO (incorporated into this Schedule 13D by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

2.

Support Agreement, dated as of January 11, 2009, by and among ValueAct, Abbott and the Purchaser (incorporated into this Schedule 13D by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

3.

Support Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule 13D by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories

By:	/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Rainforest Acquisition Inc.

By:	/s/ Thomas C. Freyman
Thomas C. Freyman
President

Dated: January 21, 2009

ANNEX I

Information Concerning Directors and Executive Officers of Abbott Laboratories

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Abbott Laboratories. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Abbott.  Unless otherwise indicated, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert J. Alpern, M.D.

Dr. Alpern has been a director of Abbott since 2008. Dr. Alpern has served as Dean of the Yale School of Medicine since 2004. From July 1998 to June 2004, he served as Dean of The University of Texas Southwestern Medical Center. He joined the faculty of The University of Texas Southwestern Medical Center in 1987 as Associate Professor and Chief of the Division of Nephrology. Dr. Alpern also served as Professor of Internal Medicine and held the Ruth W. and Milton P. Levy, Sr. Chair in Molecular Nephrology and the Atticus James Gill, M.D. Chair in Medical Science, while on the faculty of The University of Texas Southwestern Medical Center. Dr. Alpern served on the Scientific Advisory Board of Ilypsa, Inc. from 2004 until 2007 and since 2007 has served on the Scientific Advisory Board of Relypsa. Dr. Alpern also serves as a Director on the Board of Yale — New Haven Hospital.

Roxanne S. Austin

Mrs. Austin has been a director of Abbott since 2000. She is the president of Austin Investment Advisors, a private investment and consulting firm. She served as President and Chief Operating Officer of DIRECTV, Inc. from June 2001 to December 2003. Mrs. Austin also served as Executive Vice President of Hughes Electronics Corporation and as a member of its executive committee until December 2003. From 1997 to June 2001, Mrs. Austin served as the Corporate Senior Vice President and Chief Financial Officer of Hughes Electronics Corporation. Mrs. Austin served as Hughes Electronics’ Vice President, Treasurer, Chief Accounting Officer and Controller from December 1996 to July 1997, as its Vice President, Treasurer, and Controller from July 1996 to December 1996, and as its Vice President and Controller from July 1993 to July 1996. Prior to joining Hughes, Mrs. Austin was a partner at the accounting firm Deloitte & Touche. Mrs. Austin earned her B.B.A. degree in accounting from the University of Texas at San Antonio. She serves on the board of trustees of the California Science Center. Mrs. Austin serves on the board of directors of Target Corporation and Teledyne Technologies Inc.

William M. Daley

Mr. Daley has been a director of Abbott since 2004. He has served as the senior executive of the Midwest region and serves on the JPMorgan Chase & Co. Executive Committee and on its International Council since May 2004. He served as President, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. Mr. Daley was vice chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as Chairman of Vice President Albert Gore’s 2000 presidential election campaign. Mr. Daley served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley serves on the board of directors of The Boeing Company, The Art Institute of Chicago, Joffrey Ballet of Chicago, Loyola University of

Chicago, Northwestern Memorial Hospital, and Northwestern University. He also sits on the Council on Foreign Relations. Mr. Daley is a graduate of Loyola University in Chicago and of John Marshall Law School.

W. James Farrell

Mr. Farrell has been a director of Abbott since 2006. He served as the Chairman of Illinois Tool Works Inc. from 1996 to 2006. Mr. Farrell served as Illinois Tool Works’ Chief Executive Officer from 1995 to 2005. He serves on the board of directors of Allstate Insurance Company, UAL Corporation and 3M.

H. Laurance Fuller

Mr. Fuller has been a director of Abbott since 1988. He was elected president of Amoco Corporation in 1983 and chairman and chief executive officer in 1991. As the result of the merger of British Petroleum, p.l.c. and Amoco effective December 31, 1998, he became co-chairman of BP Amoco, p.l.c. He retired from that position in April 2000. He is a director of Cabot MicroElectronics Corporation and The Nature Conservatory of South Carolina, and a life trustee of The Orchestral Association and presidential counselor of Cornell University.

William A. Osborn

Mr. Osborn has been a director of Abbott since 2008. Mr. Osborn has been chairman of Northern Trust Corporation since 1995 and served as its chief executive officer from 1995 through 2007. Mr. Osborn is a director of Caterpillar Inc. and Tribune Company. He is a member of the Board of Trustees of the Museum of Science and Industry, Northwestern University, and Northwestern Memorial HealthCare and serves as chairman of the Chicago Symphony Orchestra Association. He holds a B.A. degree and an M.B.A. degree from Northwestern University.

The Rt. Hon. Lord Owen CH. FRCP

David Owen has been a director of Abbott since 1996. He is Chairman of Europe Steel, Ltd. and a British subject. He was a neurologist and Research Fellow on the Medical Unit of St. Thomas’ Hospital, London, from 1962 through 1968 and a member of Parliament for Plymouth in the House of Commons from 1966 until he retired in May of 1992. In 1992, he was created a Life Peer and a Member of the House of Lords. In August of 1992, the European Union appointed him Co-Chairman of the International Conference on Former Yugoslavia. He stepped down in June of 1995. He was chairman of Global Natural Energy p.l.c. from 1995 to 2006. Lord Owen was Secretary for Foreign and Commonwealth Affairs from 1977 to 1979 and Minister of Health from 1974 to 1976.

Boone Powell Jr.

Mr. Powell has been a director of Abbott since 1985. He had been associated with Baylor University Medical Center since 1980 when he was named president and chief executive officer. In August 2001, Mr. Powell retired from his position as Chairman of Baylor Health Care System. Prior to joining Baylor, he was president of Hendrick Medical Center in Abilene, Texas. He is a director of Comerica Bank-Texas, U.S. Oncology and United Surgical Partners International and a fellow of the American College of Health Care Executives. Mr. Powell is a graduate of Baylor University. He received a master’s degree in hospital administration from the University of California.

W. Ann Reynolds, Ph.D.

Dr. Reynolds has been a director of Abbott since 1980. Dr. Reynolds served as the President of the University of Alabama at Birmingham from 1997 to 2002 and as director of its Center for Community Outreach and Development from 2002 through 2003. From 1990 to 1997, Dr. Reynolds served as chancellor of The City University of New York. Prior to that, she served as chancellor of The California State University system, provost of the Ohio State University and associate vice chancellor for research and dean of the graduate college of the University of Illinois Medical Center, Chicago. She also held appointments as professor of anatomy, research professor of obstetrics and gynecology, and acting associate dean for academic affairs at the University of Illinois College of Medicine. Dr. Reynolds is a graduate of Emporia State University (Kansas) and holds M.S. and Ph.D. degrees in zoology from the University of Iowa. She is also a director of Humana Inc., Owens-Corning, Invitrogen, and the News Gazette, Champaign, Illinois.

Roy S. Roberts

Mr. Roberts has been a director of Abbott since 1998. Mr. Roberts has served as managing director of Reliant Equity Investors since September 2000. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was group vice president for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Prior to that time, he was vice president and general manager in charge of Field Sales, Service and Parts for the Vehicle Sales, Service and Marketing Group from August 1998 to October 1998, general manager of the Pontiac-GMC Division from February 1996 to October 1998, and general manager of the GMC Truck Division from October 1992 to February 1996. Mr. Roberts first joined General Motors Corporation in 1977 and became a corporate officer of General Motors Corporation in April 1987. Mr. Roberts earned a bachelor’s degree from Western Michigan University. He also completed the Executive Development program at Harvard Business School. He serves as a director of Burlington Northern Santa Fe Corporation and Enova Systems, Inc., as Trustee Emeritus at Western Michigan University, and as past president and on the National Board of Directors for the Boy Scouts of America.

Samuel C. Scott III

Mr. Scott has been a director of Abbott since 2007. Mr. Scott has served as chairman, president and chief executive officer of Corn Products International since 1997. He was president of the Corn Refining Division of CPC International from 1995 through 1997, when CPC International spun off Corn Products International as a separate corporation. Mr. Scott serves on the board of directors of The Bank of New York Mellon, Motorola, Inc., Accion International, Northwestern Memorial Hospital, the Chicago Council on Global Affairs and the Chicago Urban League. He also serves as a trustee of The Conference Board. Mr. Scott graduated from Fairleigh Dickinson University.

William D. Smithburg

Mr. Smithburg has been a director of Abbott since 1982. Mr. Smithburg retired from Quaker Oats in October 1997. Mr. Smithburg joined Quaker Oats in 1966 and became president and chief executive officer in 1981, and chairman and chief executive officer in 1983 and also served as president from November 1990 to January 1993 and again from November 1995. Mr. Smithburg was elected to the Quaker board in 1978 and served on its executive committee until he retired. He is a director of Smurfit-Stone Container Corporation, Northern Trust Corporation, and Corning Incorporated. He is a member of the board of trustees of Northwestern University. Mr. Smithburg earned a B.S. degree from DePaul University and an M.B.A. degree from Northwestern University.

Glenn F. Tilton

Mr. Tilton has been a director of Abbott since 2007. Mr. Tilton has been chairman, president and chief executive officer of UAL Corporation and United Air Lines, Inc., a wholly owned subsidiary of UAL Corporation, since September 2002. From October 2001 to August 2002, he served as vice chairman of ChevronTexaco Corporation (global energy). In addition, from May 2002 to September 2002 he served as non-executive chairman of Dynegy, Inc. (energy). From February to October 2001 he served as chairman and chief executive officer of Texaco Inc. (global energy). He previously served as president of Texaco’s Global Business Unit.

Miles D. White

Mr. White has been a director of Abbott since 1998. He has served as chairman of the board and chief executive officer of Abbott since 1999. He served as an executive vice president of Abbott from 1998 to 1999, as senior vice president, diagnostics operations from 1994 to 1998, and as vice president, diagnostics systems operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor’s degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University. He serves as a director of Motorola Inc.

Richard W. Ashley	Mr. Ashley serves as Executive Vice President, Corporate Development, a position he has held since 2004. He was elected as a corporate officer in 2004.

Olivier Bohuon

Mr. Bohuon serves as Senior Vice President, International Pharmaceuticals. From 2006 to 2008, he served as Senior Vice President, International Operations. Mr. Bohuon previously served as Vice President, European Operations and has been a corporate officer since 2003. He is a citizen of France.

John M. Capek

Mr. Capek serves as Executive Vice President, Medical Devices, a position he has held since 2007. Mr. Capek previously served as Senior Vice President, Abbott Vascular from 2006 to 2007 and Vice President, Abbott Vascular in 2006. He served as President, Guidant Vascular Intervention from 2005 to 2006 and Vice President and General Manager, Bioabsorbable Vascular Solutions (a subsidiary of Guidant Corporation) from 2004 to 2005. He has been a corporate officer since 2006.

Thomas F. Chen

Mr. Chen serves as Senior Vice President, International Nutrition. From 2006 to 2008, he served as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to 2006 and Vice President, Nutrition International, Asia, Canada, Latin America during 2005. He served as Vice President, Abbott International, Pacific/Asia/Africa from 2004 to 2005. Mr. Chen was elected as a corporate officer in 1998.

Thomas C. Freyman	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held since 2004. Mr. Freyman was elected as a corporate officer in 1991.

Stephen R. Fussell

Mr. Fussell serves as Senior Vice President, Human Resources, a position he has held since 2005. From 2004 to 2005, he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.

Robert B. Hance

Mr. Hance serves as Senior Vice President, Vascular. He previously served as Senior Vice President, Diabetes Care Operations from 2006 to 2008. For a period of time in 2006, he served as Vice President and President, Vascular

Solutions. From 2004 to 2006, Mr. Hance served as Vice President and President, Abbott Vascular Devices. He was elected as a corporate officer in 1999.

John C. Landgraf

Mr. Landgraf serves as Senior Vice President, Pharmaceuticals, Manufacturing and Supply. He previously served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to 2008. During 2004, he served as Vice President, Quality Assurance and Compliance, Medical Products Group. Mr. Landgraf was elected as a corporate officer in 2000.

Holger A. Liepmann

Mr. Liepmann serves as Executive Vice President, Nutritional Products. He previously served as Executive Vice President, Global Nutrition from 2006 to 2008. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Pharmaceutical Products Group. From 2004 to 2006, he served as Senior Vice President, International Operations. During 2004, he served as Vice President, Japan Operations, Abbott International Division. Mr. Liepmann was elected as a corporate officer in 2001.

Greg W. Linder	Mr. Linder serves as Vice President and Controller, a position he has held since 2004. He was elected as a corporate officer in 1999.

Heather L. Mason

Ms. Mason serves as Senior Vice President, Diabetes Care. She previously served as Vice President, Latin America Pharmaceuticals from 2007 to 2008. From 2005 to 2007, she served as Vice President, International Marketing and from 2004 to 2005, she served as Vice President, Specialty Operations. Ms. Mason was elected as a corporate officer in 2001.

Edward L. Michael

Mr. Michael serves as Executive Vice President, Diagnostic Products. He previously served as Executive Vice President, Diagnostics from 2007 to 2008. For a period of time in 2007, Mr. Michael served as Senior Vice President, Medical Products. From 2004 to 2007, he served as Vice President and President, Molecular Diagnostics. He was elected as a corporate officer in 1997.

Donald V. Patton Jr.

Mr. Patton serves as Senior Vice President, U.S. Nutrition. During 2007, he served as Senior Vice President, Abbott Nutrition Products Division. From 2006 to 2007, he served as Vice President, Diagnostic Global Commercial Operations. From 2005 to 2006, he served as Vice President, Commercial Operations. Mr. Patton served as Vice President, International Marketing from 2004 to 2005. He was elected as a corporate officer in 2004.

Laura J. Schumacher

Ms. Schumacher serves as Executive Vice President, General Counsel and Secretary. From 2005 to 2007, she served as Senior Vice President, Secretary and General Counsel. From 2004 to 2005 she served as Vice President, Secretary and Deputy General Counsel. Ms. Schumacher was elected as a corporate officer in 2003.

Mary T. Szela

Ms. Szela serves as Senior Vice President, U.S. Pharmaceuticals. She previously served as Senior Vice President, Pharmaceutical Operations from 2007 to 2008. During 2006, she served as Vice President, Commercial Pharmaceutical Operations. She served as Vice President, Pharmaceutical Products, Primary Care Operations from 2004 to 2006. Ms. Szela was elected as a corporate officer in 2001.

James L. Tyree	Mr. Tyree serves as Executive Vice President, Pharmaceutical Products. He

previously served as Executive Vice President, Pharmaceutical Products Group from 2007 to 2008. From 2006 to 2007, he served as Senior Vice President, Pharmaceutical Operations. During 2006, he served as Senior Vice President, Global Nutrition. Mr. Tyree served as Senior Vice President, Nutrition International Operations from 2005 to 2006. From 2004 to 2005, he served as Vice President, Global Licensing/New Business Development. Mr. Tyree was elected as a corporate officer in 2001.

Michael J. Warmuth

Mr. Warmuth serves as Senior Vice President, Diagnostics. During 2008, he served as Vice President, Hematology Diagnostics. He previously served as Vice President, Global Engineering Services from 2007 to 2008. From 2006 to 2007, Mr. Warmuth served as Divisional Vice President, Global Engineering Services and from 2004 to 2006, he served as Divisional Vice President of Quality, Global Pharmaceutical Operations. Mr. Warmuth was elected as a corporate officer in 2007.

Information Concerning Directors and Executive Officers of Rainforest Acquisition Inc.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Rainforest Acquisition Inc. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Abbott Laboratories.  Unless otherwise indicated, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless indicated otherwise, each of the persons listed below is a U.S. citizen.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Thomas C. Freyman

Mr. Freyman has been a director of Rainforest Acquisition Inc. since 2009 and serves as its President. Mr. Freyman also serves as Executive Vice President, Finance and Chief Financial Officer of Abbott Laboratories, a position he has held from 2004 to the present. Mr. Freyman was elected as a corporate officer of Abbott Laboratories in 1991.